FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 1820 -701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263
Fax (604) 687-6267
website: http://www.minefinders.com

NEWS RELEASE

August 22, 2002

INDEPENDENT AUDIT CONFIRMS DOLORES RESOURCE

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (TSX: MFL / NASD OTCBB: MNEFF), President & CEO, Mark Bailey, is pleased to announce the completion of an independent resource audit of the Company's Dolores gold and silver deposit in Mexico by the engineering firm of Pincock, Allen, & Holt (PAH). The PAH report, commissioned by Minefinders in preparation for a full mine feasibility study, has confirmed the Company's previously-announced measured, indicated and inferred resource estimates for the Dolores property. A summary of PAH's resource estimates is attached as Table 1. The full executive summary of the PAH report is available at www.minefinders.com.

The PAH report also concludes that "considerable potential exists to significantly increase the measured and indicated resources within the main zones of the Dolores deposit (between Sections 1150 and 3400)." As noted below, Minefinders' 2002 drilling program, currently underway, is designed to bring more of the existing Dolores mineral resource into the measured and indicated categories and to expand the size of the total resource.

PAH reviewed geology and procedures followed by Minefinders in sampling RC cuttings and drill core, drill logging, sample preparation and data collection techniques, assay and quality control procedures, database compilation, as well as the geological interpretation and controls of mineralization used by Minefinders for calculation of the resource. A site visit was conducted by PAH's manager of Geologic Services to examine surface outcrops and accessible underground workings, as well as representative drill core and core logging procedures. It is PAH's opinion "that the exploration program at Dolores has been conducted in a thorough and diligent manner".

PAH's principal geostatistician conducted geostatistical analyses to validate capping grades and assay compositing, variographic analysis to evaluate grade interpolation, and performed an independent check of the resource estimate by nearest neighbor model. In order to validate the Dolores model, PAH ran a nearest neighbor check using two-meter drill hole composites with no geologic constraints out to a radius of 60 meters, and found slightly more contained metal than in the Minefinders resource at the same maximum radius. On the basis of this check, PAH believes that the mineral zone model and interpolation procedures used by Minefinders conform to accepted engineering practice.

PAH also reviewed the level of confidence of classification of the resource into measured, indicated, and inferred categories. The criteria used to define measured and indicated resources are considered acceptable by PAH, with search distances of 40 x 35 x 30 meters for measured and indicated (along strike, down dip, across strike). Those blocks within a 20 x 17.5 x 15 meter search of data are tagged as "measured". Inferred resources are classified by 120 x 90 x 60 meter search distances. PAH believes "that the search distances used by Minefinders for inferred resources are acceptable because of the continuity of mineralization." The inferred resources in these zones provide exploration drill targets and PAH reported that "there is a reasonable probability that a significant amount of the inferred resources can be converted to measured and indicated resources with additional in-fill drilling."

Minefinders intends to use suggestions made by PAH in its report for additional quality control, survey control, and resource classification during analysis of data generated by the current drill program. New drill results will be incorporated into an updated resource model, following which a new mine plan and economic model will be completed.

PAH's report is an "Independent Report" prepared by " Qualified Person" (George A. Armbrust, PhD & Robert L. Sandefur, P.E.) as defined by the Canadian National Instrument 43-101 and the Companion Policy 43-101CP. Exploration at Dolores is carried out under the technical direction of Mark H. Bailey, MSc. P.Geol., a "Qualified Person", as defined by National Instrument 43-101. For the purposes of the PAH report, the gold-equivalent grade is calculated at 60:1, based on a gold price of $300 and silver price of $5. Metallurgical recoveries are 89% for gold and 67% for silver.

DOLORES UPDATE

The 2002 Dolores drill program, consisting of 70 holes totaling 25,000-30,000 meters, began in late June and continues, with three core rigs and one reverse-circulation (RC) rig now drilling on the property. The program is designed to: 1) extend the current resource to depth, beneath the planned pit; 2) expand the resource into additional zones, peripheral to the main resource; and 3) provide additional drill density, where needed, to move inferred material into the measured and indicated categories. To date, 20 holes, comprising approximately 8,000 meters, have been completed and the results are being assayed. Assay results will be reported in the coming weeks as the program progresses.

The Dolores main zone deposit is part of a much larger epithermal gold and silver system. Management is confident that the Dolores deposit will increase in size and grade with the results of the current drilling program.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 688-0378.

Dolores Project, PAH Measured (20x17.5x15 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	2,960	3.743	356,259	183.5	17,467,178	6.802
2.0	5,337	2.706	464,378	135.6	23,269,587	4.966
1.5	7,986	2.138	549,002	109.0	27,973,520	3.954
1.0	12,147	1.649	643,876	85.0	33,191,381	3.066
0.7	16,415	1.344	709,545	69.8	36,859,616	2.508
0.6	18,614	1.230	736,146	64.0	38,298,270	2.297
0.5	21,487	1.107	764,544	57.8	39,960,070	2.071
0.3	29,980	0.857	826,288	45.0	43,384,098	1.607

Dolores Project, PAH Indicated (40x35x30 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	3,897	3.202	401,186	196.9	24,669,253	6.484
2.0	7,512	2.277	549,784	144.3	34,838,053	4.681
1.5	11,043	1.853	657,810	116.8	41,455,458	3.799
1.0	15,994	1.481	761,346	94.1	48,405,550	3.050
0.7	21,189	1.227	835,551	78.2	53,303,065	2.531
0.6	24,363	1.113	871,998	70.9	55,508,954	2.294
0.5	28,598	0.993	912,730	63.1	58,041,066	2.045
0.3	41,524	0.750	1,001,913	47.7	63,645,731	1.545

Dolores Project, PAH Measured + Indicated (40x35x30 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	6,857	3.436	757,445	191.1	42,136,431	6.622
2.0	12,849	2.455	1,014,161	140.7	58,107,639	4.799
1.5	19,029	1.973	1,206,812	113.5	69,428,978	3.864
1.0	28,141	1.553	1,405,222	90.2	81,596,930	3.056
0.7	37,604	1.278	1,545,095	74.6	90,162,682	2.521
0.6	42,977	1.164	1,608,143	67.9	93,807,224	2.296
0.5	50,085	1.042	1,677,274	60.9	98,001,136	2.056
0.3	71,504	0.795	1,828,201	46.6	107,029,828	1.571

Dolores Project, Inferred (120x90x60 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	2,986	3.546	340,393	185.9	17,845,406	6.644
2.0	5,939	2.421	462,203	136.2	26,004,132	4.691
1.5	9,114	1.934	566,680	107.5	31,505,616	3.726
1.0	12,707	1.581	646,018	88.8	36,288,203	3.062
0.7	18,416	1.225	725,448	70.4	41,695,904	2.399
0.6	22,457	1.070	772,278	61.6	44,464,626	2.096
0.5	28,051	0.919	828,408	52.8	47,661,117	1.799
0.3	44,017	0.668	945,811	38.1	53,980,700	1.304

Dolores Project, Measured + Indicated + Inferred						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	9,843	3.469	1,097,838	189.5	59,981,837	6.628
2.0	18,787	2.444	1,476,364	139.3	84,111,771	4.765
1.5	28,142	1.960	1,773,492	111.6	100,934,594	3.819
1.0	40,848	1.562	2,051,240	89.8	117,885,133	3.058
0.7	56,020	1.261	2,270,544	73.2	131,858,586	2.481
0.6	65,434	1.132	2,380,421	65.7	138,271,850	2.227
0.5	78,136	0.997	2,505,682	58.0	145,662,252	1.963
0.3	115,521	0.747	2,774,012	43.4	161,010,528	1.470

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and Section 151 of the *Securities Rules* (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1. Reporting Issuer

Minefinders Corporation Ltd.
1820 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. Date of Material Change

August 22, 2002 (being the date of the news release).

Item 3. Press Release

The Press Release dated August 22, 2002 was forwarded to the Toronto Stock Exchange and disseminated via CCN Mathews (Canadian and U.S. Timely Disclosure) and Canada Stockwatch.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Minefinders Corporation Ltd. announced the completion of an independent resource audit of the Company's Dolores gold and silver deposit in Mexico by the engineering firm of Pincock, Allen, & Holt (PAH). The PAH report, commissioned by Minefinders in preparation for a full mine feasibility study, confirmed the Company's previously-announced measured, indicated and inferred resource estimates for the Dolores property.

Item 5. Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6. Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officers**

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
1820 - 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
(604) 687-6263

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 22nd day of August, 2002.

MINEFINDERS CORPORATION LTD.

Per:

/S/ "Paul C. MacNeill"
Paul C. MacNeill
Director

Schedule "A"

MINEFINDERS CORPORATION LTD.

Suite 1820-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263
Fax (604) 687-6267
website: http://www.minefinders.com

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

NEWS RELEASE

August 22, 2002

INDEPENDENT AUDIT CONFIRMS DOLORES RESOURCE

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (TSX: MFL / NASD OTCBB: MNEFF), President & CEO, Mark Bailey, is pleased to announce the completion of an independent resource audit of the Company's Dolores gold and silver deposit in Mexico by the engineering firm of Pincock, Allen, & Holt (PAH). The PAH report, commissioned by Minefinders in preparation for a full mine feasibility study, has confirmed the Company's previously-announced measured, indicated and inferred resource estimates for the Dolores property. A summary of PAH's resource estimates is attached as Table 1. The full executive summary of the PAH report is available at www.minefinders.com.

The PAH report also concludes that "considerable potential exists to significantly increase the measured and indicated resources within the main zones of the Dolores deposit (between Sections 1150 and 3400)." As noted below, Minefinders' 2002 drilling program, currently underway, is designed to bring more of the existing Dolores mineral resource into the measured and indicated categories and to expand the size of the total resource.

PAH reviewed geology and procedures followed by Minefinders in sampling RC cuttings and drill core, drill logging, sample preparation and data collection techniques, assay and quality control procedures, database compilation, as well as the geological interpretation and controls of mineralization used by Minefinders for calculation of the resource. A site visit was conducted by PAH's manager of Geologic Services to examine surface outcrops and accessible underground workings, as well as representative drill core and core logging procedures. It is PAH's opinion "that the exploration program at Dolores has been conducted in a thorough and diligent manner".

PAH's principal geostatistician conducted geostatistical analyses to validate capping grades and assay compositing, variographic analysis to evaluate grade interpolation, and performed an independent check of the resource estimate by nearest neighbor model. In order to validate the Dolores model, PAH ran a nearest neighbor check using two-meter drill hole composites with no geologic constraints out to a radius of 60 meters, and found slightly more contained metal than in the Minefinders resource at the same maximum radius. On the basis of this check, PAH believes that the mineral zone model and interpolation procedures used by Minefinders conform to accepted engineering practice.

PAH also reviewed the level of confidence of classification of the resource into measured, indicated, and inferred categories. The criteria used to define measured and indicated resources are considered acceptable by PAH, with search distances of 40 x 35 x 30 meters for measured and indicated (along strike, down dip, across strike). Those blocks within a 20 x 17.5 x 15 meter search of data are tagged as "measured". Inferred resources are classified by 120 x 90 x 60 meter search distances. PAH believes "that the search distances used by Minefinders for inferred resources are acceptable because of the continuity of mineralization." The inferred resources in these zones provide exploration drill targets and PAH reported that "there is a reasonable probability that a significant amount of the inferred resources can be converted to measured and indicated resources with additional in-fill drilling."

Minefinders intends to use suggestions made by PAH in its report for additional quality control, survey control, and resource classification during analysis of data generated by the current drill program. New drill results will be incorporated into an updated resource model, following which a new mine plan and economic model will be completed.

PAH's report is an "Independent Report" prepared by " Qualified Person" (George A. Armbrust, PhD & Robert L. Sandefur, P.E.) as defined by the Canadian National Instrument 43-101 and the Companion Policy 43-101CP. Exploration at Dolores is carried out under the technical direction of Mark H. Bailey, MSc. P.Geol., a "Qualified Person", as defined by National Instrument 43-101. For the purposes of the PAH report, the gold-equivalent grade is calculated at 60:1, based on a gold price of $300 and silver price of $5. Metallurgical recoveries are 89% for gold and 67% for silver.

DOLORES UPDATE

The 2002 Dolores drill program, consisting of 70 holes totaling 25,000-30,000 meters, began in late June and continues, with three core rigs and one reverse-circulation (RC) rig now drilling on the property. The program is designed to: 1) extend the current resource to depth, beneath the planned pit; 2) expand the resource into additional zones, peripheral to the main resource; and 3) provide additional drill density, where needed, to move inferred material into the measured and indicated categories. To date, 20 holes, comprising approximately 8,000 meters, have been completed and the results are being assayed. Assay results will be reported in the coming weeks as the program progresses.

The Dolores main zone deposit is part of a much larger epithermal gold and silver system. Management is confident that the Dolores deposit will increase in size and grade with the results of the current drilling program.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 688-0378.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Dolores Project, PAH Measured (20x17.5x15 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	2,960	3.743	356,259	183.5	17,467,178	6.802
2.0	5,337	2.706	464,378	135.6	23,269,587	4.966
1.5	7,986	2.138	549,002	109.0	27,973,520	3.954
1.0	12,147	1.649	643,876	85.0	33,191,381	3.066
0.7	16,415	1.344	709,545	69.8	36,859,616	2.508
0.6	18,614	1.230	736,146	64.0	38,298,270	2.297
0.5	21,487	1.107	764,544	57.8	39,960,070	2.071
0.3	29,980	0.857	826,288	45.0	43,384,098	1.607

Dolores Project, PAH Indicated (40x35x30 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	3,897	3.202	401,186	196.9	24,669,253	6.484
2.0	7,512	2.277	549,784	144.3	34,838,053	4.681
1.5	11,043	1.853	657,810	116.8	41,455,458	3.799
1.0	15,994	1.481	761,346	94.1	48,405,550	3.050
0.7	21,189	1.227	835,551	78.2	53,303,065	2.531
0.6	24,363	1.113	871,998	70.9	55,508,954	2.294
0.5	28,598	0.993	912,730	63.1	58,041,066	2.045
0.3	41,524	0.750	1,001,913	47.7	63,645,731	1.545

Dolores Project, PAH Measured + Indicated (40x35x30 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	6,857	3.436	757,445	191.1	42,136,431	6.622
2.0	12,849	2.455	1,014,161	140.7	58,107,639	4.799
1.5	19,029	1.973	1,206,812	113.5	69,428,978	3.864
1.0	28,141	1.553	1,405,222	90.2	81,596,930	3.056
0.7	37,604	1.278	1,545,095	74.6	90,162,682	2.521
0.6	42,977	1.164	1,608,143	67.9	93,807,224	2.296
0.5	50,085	1.042	1,677,274	60.9	98,001,136	2.056
0.3	71,504	0.795	1,828,201	46.6	107,029,828	1.571

Dolores Project, Inferred (120x90x60 Search)						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	2,986	3.546	340,393	185.9	17,845,406	6.644
2.0	5,939	2.421	462,203	136.2	26,004,132	4.691
1.5	9,114	1.934	566,680	107.5	31,505,616	3.726
1.0	12,707	1.581	646,018	88.8	36,288,203	3.062
0.7	18,416	1.225	725,448	70.4	41,695,904	2.399
0.6	22,457	1.070	772,278	61.6	44,464,626	2.096
0.5	28,051	0.919	828,408	52.8	47,661,117	1.799
0.3	44,017	0.668	945,811	38.1	53,980,700	1.304

Dolores Project, Measured + Indicated + Inferred						
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
3.0	9,843	3.469	1,097,838	189.5	59,981,837	6.628
2.0	18,787	2.444	1,476,364	139.3	84,111,771	4.765
1.5	28,142	1.960	1,773,492	111.6	100,934,594	3.819
1.0	40,848	1.562	2,051,240	89.8	117,885,133	3.058
0.7	56,020	1.261	2,270,544	73.2	131,858,586	2.481
0.6	65,434	1.132	2,380,421	65.7	138,271,850	2.227
0.5	78,136	0.997	2,505,682	58.0	145,662,252	1.963
0.3	115,521	0.747	2,774,012	43.4	161,010,528	1.470

2002

Second Quarter Report

MINEFINDERS CORPORATION LTD

PO BOX 10105, Pacific Centre
1820 – 701 W. Georgia Street
Vancouver, B.C. V7Y 1C6
Canada

Telephone: (604) 687-6263
Facsimile: (604) 687-6267
Symbol: MFL/TSX
MNEFF/NASD OTC BB

Email: MFLLANEY@aol.com

Website: www.minefinders.com

Toll Free: 1-866-687-6263

MANAGEMENT DISCUSSION & ANALYSIS

For the three month period ended June 30, 2002

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes, which have been prepared in accordance with Canadian generally accepted accounting principles (see Note 1: Basis of Presentation). This analysis may contain forward-looking statements about the Company's future prospects, but the Company provides no assurances that actual results will meet management's expectations. For a more detailed analysis of the risks and uncertainties of this Company and its business, see a discussion in its annual report for December 2001.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States.

The Company reports for the first time, disclosures relating to stock-based compensation, primarily relating to the issuance of stock purchase options. New accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the period of the grant, with a corresponding credit to its equity account. The value of the shareholders' equity account, on a net basis, will be unchanged. No cash is exchanged at the time of the grant of stock options. The Company receives the full option price at such time, if any, that a stock option is exercised. Management has used a standard option valuation model, which requires it to make certain subjective assumptions as to future interest rates and stock price volatility (Note 8). While management has used its best efforts to assess these future values, the determined fair value of these options is highly subjective and appropriate only if the input factors chosen are realized.

For the three-month period ended June 30, 2002 the Company incurred exploration expenditures of $1,331,185 on mineral properties, compared to expenditures of $241,600 in 2001. The increase is attributed to an extensive drilling and assessment program underway at its Dolores project in Mexico, plus the stated value of allocated stock-based compensation for non-employees allocable to exploration projects in the quarter. There was no requirement to value and allocate stock-based compensation in the comparable quarter in 2001 and accordingly, none was allocated for that period. Including the write-off of deferred exploration costs in 2002 of $138,755, the Company recorded a net loss of $835,774, which was $480,585 higher than the loss of $355,189 recorded in the same period in 2001.

Administrative costs of $681,018 in the second quarter of 2002 were higher than those in 2001 by $392,233, due primarily to increases in consulting fees and other compensation and legal costs. Of this increase, $250,500 is related to stock-based compensation for non-employees carrying on administrative functions. The Company recorded a foreign exchange loss of $64,692 (2001 – loss of $19,071) reflecting foreign exchange fluctuations during the period on the Company's holdings of Mexican pesos and U.S. dollars. Interest income increased to $45,660 in 2002 (2001 – $3,198) due primarily to higher average balances in cash and short-term investments in 2002, compared with 2001. The higher balances were the result of a total of $11.8 million in equity financing raised by the Company, in the six months ended June 30, 2002, from the issuance of approximately 6.1 million shares in private placements and upon the exercise of share purchase warrants and incentive stock options.

Cash and short-term investments, at June 30, 2002, were $10.9 million, an increase from $475,136, at December 31, 2001. This increase reflects the increase in capital stock funding during the period, after administration and exploration costs. Payables, as at June 30, 2002, were $405,633, up from $115,107, at December 31, 2001, reflecting the increase in exploration activity. As at June 30, 2002, the Company had working capital of $10.7 million, an increase of $10.2 million from $534,518 of working capital as at December 31, 2001.

With much improved liquidity, the Company plans an aggressive work program on the Dolores property, in Mexico, for the second half of 2002. This work program is designed to expand the mineral resource at Dolores in preparation for a bankable mine feasibility study. The work program and the feasibility study will result in higher expenditures in the second half of 2001.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in Canadian Dollars

	June 30, 2002	December 31, 2001
Assets	(Unaudited)	(Audited)
Current		
Cash	$ 1,876,125	$ 475,136
Short- term investments	9,041,257	-
Receivables	165,707	133,651
Prepaid expenses	16,788	40,838
	11,099,877	649,625
Mineral properties and deferred exploration costs (Note 5)	31,547,584	30,110,724
Capital assets, net of accumulated amortization of $275,580 (2001- $277,640)	75,879	74,660
	$ 42,723,340	$ 30,835,009
Liabilities and Shareholders' Equity		
Liabilities		
Current:		
Accounts payable and accrued liabilities	$ 405,633	$ 115,107
Shareholders' Equity		
Capital stock (Note 6)	53,851,232	42,013,404
Contributed surplus (Note 8)	926,850	-
Deficit	(12,460,375)	(11,293,502)
	42,317,707	30,719,902
	$ 42,723,340	$ 30,835,009

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Mark H. Bailey"

Director

"Paul MacNeill"

Director

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in Canadian Dollars
For the Three Months Ended June 30
(Unaudited)

	2002	2001
Administrative Costs		
Accounting and auditing	$ 24,521	$ 28,488
Amortization	1,018	313
Consulting fees and other compensation (Note 8)	324,046	69,050
Corporate relations	34,456	24,832
Legal	129,230	46,733
Office services and expenses	61,340	83,802
Shareholder reports and filing fees	43,729	27,607
Transfer agent fees	12,402	3,771
Travel	50,276	4,228
	681,018	288,785
Write-off of mineral properties and deferred exploration costs	138,755	50,532
Loss from operations	(819,773)	(339,316)
Other Items:		
Foreign exchange loss	(64,692)	(19,071)
Interest income	45,660	3,198
Gain on sale of capital asset	3,031	-
Net Loss for the period	(835,774)	(355,189)
Deficit, beginning of period	(11,624,601)	(10,186,395)
Deficit, end of period	$ (12,460,375)	$ (10,541,584)
Loss per share – basic and diluted	$ .04	$ .02
Weighted Average Shares Outstanding	21,676,746	18,197,640

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in Canadian Dollars
For the Six Months Ended June 30
(Unaudited)

	2002	2001
Administrative Costs		
Accounting and auditing	$ 46,295	$ 40,892
Amortization	1,802	627
Consulting fees and other compensation (Note 8)	366,132	105,145
Corporate relations	90,803	40,996
Legal	187,406	110,323
Office services and expenses	104,183	106,597
Shareholder reports and filing fees	54,410	47,347
Transfer agent fees	21,030	9,189
Travel	77,876	21,178
	949,937	482,294
Write-off of mineral properties and deferred exploration costs	189,826	56,397
Loss from operations	(1,139,763)	(538,691)
Other Items:		
Foreign exchange loss	(76,884)	(2,417)
Interest income	46,743	10,562
Gain on sale of capital asset	3,031	-
Net Loss for the period	(1,166,873)	(530,546)
Deficit, beginning of period	(11,293,502)	(10,011,038)
Deficit, end of period	$ (12,460,375)	$ 10,541,584
Loss per share – basic and diluted	$ .05	$ .03
Weighted Average Shares Outstanding	21,676,746	18,197,640

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the Three Months Ended June 30
(Unaudited)

	2002	2001
Cash flows from operating activities		
Net loss for the period	$ (835,774)	$ (355,189)
Items not involving cash		
Amortization	1,018	313
Write off of mineral properties and deferred exploration costs	138,755	5,0,532
Gain on sale of capital asset	(3,031)	-
Non-cash compensation (Note 8)	250,500	-
Net change in non-cash working capital balances		
Receivables	(10,574)	(5,676)
Prepaid expenses	72,452	5,090
Accounts payable and accrued liabilities	145,446	33,142
	(241,208)	(271,788)
Cash flows from investing activities		
Mineral properties and exploration costs	(651,036)	(235,865)
Purchase of capital assets	(4,308)	(496)
Purchase of short- term investments	(9,041,257)	-
	(9,696,601)	(236,361)
Cash flows from financing activities		
Net proceeds on issuance of common shares	10,816,940	-
Proceeds on sale of capital asset	5,352	-
	10,816,940	-
Increase (Decrease) in cash for the period	884,483	(508,149)
Cash, beginning of period	991,642	641,007
Cash, end of period	$ 1,876,125	$ 132,858

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the Six Months Ended June 30
(Unaudited)

	2002	2001
Cash flows from operating activities		
Net loss for the period	$ (1,166,873)	$ (530,546)
Items not involving cash		
Amortization	1,802	627
Write off of mineral properties and deferred exploration costs	189,826	56,397
Gain on sale of capital asset	(3,031)	-
Non-cash compensation (Note 8)	250,500	-
Net change in non-cash working capital balances		
Receivables	(32,056)	25,627
Prepaid expenses	24,050	1,229
Accounts payable and accrued liabilities	290,526	(102,393)
	(445,256)	(549,059)
Cash flows from investing activities		
Mineral properties and exploration costs	(942,435)	(582,883)
Purchase of capital assets	(13,243)	(1571)
Purchase of short- term investments	(9,041,257)	-
	(9,996,935)	(584,454)
Cash flows from financing activities		
Net proceeds on issuance of common shares	11,837,828	1,421,700
Stock subscriptions received	-	1,119,520
Proceeds on sale of capital asset	5,352	-
	11,843,180	302,180
Increase (Decrease) in cash for the period	1,400,989	(831,333)
Cash, beginning of period	475,136	964,191
Cash, end of period	$ 1,876,125	$ 132,858

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in Canadian Dollars
For the Three Months Ended June 30
(Unaudited)

	2002	2001
Mineral Properties	$ 37,920	$ 57,636
Exploration Costs		
Assaying	29,172	10,669
Amortization	3,799	5,735
Communication and delivery	15,586	10,184
Drilling and trenching	219,106	-
Environmental	985	-
Geophysical surveying and mapping	20,959	5,064
Licences and recording fees	39,322	18,537
Supplies	36,493	4,020
Technical and professional services	225,821	125,454
Other non-cash compensation (Note 8)	676,350	-
Travel	25,672	4,301
	1,293,265	183,964
Mineral properties and deferred exploration costs during the period	1,331,185	241,600
Balance, beginning of period	30,355,154	29,414,583
Less: Write-off of mineral properties and deferred exploration costs	(138,755)	(50,532)
Balance, end of period	$ 31,547,584	$ 29,605,651

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in Canadian Dollars
For the Six Months Ended June 30
(Unaudited)

	2002	2001
Mineral Properties	$ 104,398	$ 96,879
Exploration Costs		
Assaying	86,424	17,334
Amortization	7,900	11,470
Drilling and trenching	237,997	-
Engineering/pre-feasibility study	-	4,058
Environmental	985	-
Geological data	34,767	-
Geophysical surveying and mapping	-	9,476
Heavy equipment	10,073	-
Legal: mineral properties	8,567	7,718
Licences and recording fees	205,516	118,536
Road building	39,090	12,197
Supplies	84,755	27,761
Technical and professional services	451,795	270,501
Other non-cash compensation (Note 8)	676,350	-
Travel	50,383	18,423
	1,894,602	497,474
Mineral properties and deferred exploration costs during the period	1,999,001	594,353
Less: Costs paid by joint venturer	(372,314)	-
	1,626,686	594,353
Balance, beginning of period	30,110,724	29,067,695
Less: Write-off of mineral properties and deferred exploration costs	(189,826)	(56,397)
Balance, end of period	$ 31,547,584	$ 29,605,651

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation

The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.

These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. Nature of Business

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3. Change in Accounting Policy

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock- based compensation and other stock-based payments. The company's stock option plan does not qualify as direct awards of stock; as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees.

Expressed in Canadian Dollars

4. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2002 and 2001.

The Company's mineral properties and deferred exploration costs are segmented geographically as follows:

	June 30, 2002	December 31, 2001
Mexico	$ 30,063,819	$ 28,542,568
United States	1,483,735	1,568,156
	$ 31,547,584	$ 30,110,724

Capital assets of the Company are segmented by geographical area as follows:

	June 30, 2002	December 31, 2001
Mexico	$ 28,036	$ 34,115
United States	25,884	28,739
Canada	21,959	11,806
	$ 75,879	$ 74,660

5. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	June 30, 2002	December 31, 2001
Mexico				
Dolores Property	$10,547,837	$ 13,564,841	$24,112,678	$23,220,731
Northern Sonora	270,790	3,304,748	3,575,538	2,972,384
La Reserva/El Correo	77,960	1,715,817	1,793,777	1,757,805
Other	76,967	504,859	581,826	591,648
	10,973,554	19,090,265	30,063,819	28,542,568
United States				
Oro Blanco	82,403	395,536	477,939	594,854
Nevada Properties	268,841	736,985	1,005,826	973,302
	351,244	1,132,521	1,483,765	1,568,156
	$11,324,798	$20,222,786	$31,547,584	$30,110,724

Expressed in Canadian Dollars

6. Capital Stock

Authorized: Unlimited common shares, no par value
Issued: Common shares

	Issued	Amount
Balance, December 31, 2001	20,233,250	$ 42,013,404
Issued:		
For cash: private placement (net of issue costs of $ 745,594)	4,400,000	9,374,406
Exercise of warrants	753,490	953,497
Exercise of stock options	913,000	1,509,925
Balance, June 30, 2002	26,299,740	$ 53,851,232

The following summarizes the changes in stock options during the period:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,837,500	$ 1.53
Granted	780,000	3.30
Exercised	(913,000)	1.65
Outstanding at June 30, 2002	2,704,500	$ 2.00

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) A director and an officer charged the company for administrative and geological services for $156,106 for the six months ended June 30, 2002 ($ 161,478 was paid for the same period in 2001).

b) Legal services are provided by a law firm in which one of the directors is a partner. The cost of these services was $ 122,100 for the six months ended June 30, 2002. ($ 51,500 was paid for the same period in 2001).

Expressed in Canadian Dollars

8. Stock Based Compensation

The Company accounts for all stock-based compensation to non-employees on or after January 1, 2002. During the three month period ended June 30, 2002, the Company issued 780,000 stock options to employees and certain consultants. The fair value of options issued to consultants has been estimated at the date of the grant using a Black-Scholes options pricing model with the following assumptions: risk-free interest rate of 5%; no dividends: volatility factor of the expected market price of the Company's common stock of 80%; and a weighted average expected life of the options of 30 months. The stated value of stock-based compensation is credited to contributed surplus.

The following is the pro forma net loss of the Company with the fair value applied to options issued to employees during the period:

	Three months ended June 30, 2002	Six Months ended June 30, 2002
Net loss for the period	$ 835,774	$ 1,166,873
Compensation expense relating to the fair value of employee stock options	375,750	375,750
Pro forma net loss for the period	$ 1,211,524	$ 1,542,623
Pro forma net loss per share for the period	$ .06	$ .07

Minefinders Corporation Ltd.

1820 – 701 West Georgia Street Vancouver, B.C. V6Y 1C6
Telephone (604) 687-6263 Fax (604) 687-6267
Visit our website at www.minefinders.com

Facsimile Tranmittal Cover Sheet

To: CCNMatthews

Fax #

Date Sent: August 30, 2002

Number of Pages (including this one):1

From: Minefinders Corporation Ltd.
Jessie M. Pryor, C.G.A.

Re: **Minefinders Corporation Ltd.**
2002 Second Quarter Report
Confirmation of Mailing

August 30, 2002

This is my confirmation of mailing Policy 41 Supplemental Card Shareholders Minefinders' second quarter report on August 29, 2002.

Yours truly,
MINEFINDERS CORPORATION LTD.

Jessie M. Pryor, C.G.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date 3/ Sept./ 02

By: ______________________
(Print) Name: Paul C. MacNeill
Title: Director

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